Exhibit 99.1

AMBITIONS ENTERPRISE MANAGEMENT CO. L.L.C Announces Pricing of Initial Public Offering

DUBAI, United Arab Emirates, October 21, 2025 -- AMBITIONS ENTERPRISE MANAGEMENT CO. L.L.C, (the “Company”) (NASDAQ: AHMA), a UAE-based MICE (meetings, incentives, conferences, and exhibitions) and tourism services provider, today announced the pricing of its initial public offering (the “Offering”) of 1,500,000 Class A ordinary shares, par value US$0.0000001 per share (the “Class A Ordinary Shares”), at a public offering price of US$4.00 per share, for a total base offering size of US$6 million, assuming the underwriters do not exercise their option to purchase additional Class A Ordinary Shares, before deducting underwriting discounts and other related expenses.

The Class A Ordinary Shares are expected to begin trading on the Nasdaq Capital Market (“NASDAQ”) on October 21, 2025, under the ticker symbol “AHMA.” The Offering is expected to close on October 22, 2025, subject to customary closing conditions.

In addition, the Company has granted the underwriters a 45-day option from the closing of the Offering to purchase up to 15% of the number of Class A Ordinary Shares sold in the Offering to be offered at the public offering price, less underwriting discounts.

AC Sunshine Securities LLC and Univest Securities, LLC. acted as the joint bookrunners for the Offering. Hunter Taubman Fischer & Li is acting as U.S. securities counsel to the Company and Ortoli Rosenstadt LLP is acting as U.S. securities counsel to the joint bookrunners.

A registration statement relating to these securities has been filed with the U.S. Securities and Exchange Commission (“SEC”) (File Number: 333-284789), as amended, and was declared effective by the SEC on September 30, 2025. Copies of the registration statement can be accessed through the SEC’s website at www.sec.gov.

The offering is being made only by means of a prospectus, forming a part of the registration statement. Copies of the prospectus related to the offering, when available, may be obtained from: (i) AC Sunshine Securities LLC, Attention: 200 E. Robinson Street, Suite 295, Orlando, FL 32801, or by calling +1 917 593 8838, or by email at ycui@acsunshine.com; (ii) Univest Securities, LLC., Attention: 75 Rockefeller Plaza #1838, New York, NY 10019, or by calling +1 212 343 8888, or by email at info@univest.us. In addition, copies of the final prospectus relating to the Offering, when available, may be obtained via the SEC’s website at www.sec.gov.

Before you invest, you should read the prospectus and other documents the Company has filed or will file with the SEC for more information about the Company and the Offering. This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About AMBITIONS ENTERPRISE MANAGEMENT CO. L.L.C

As a UAE-based MICE (meetings, incentives, conferences, and exhibitions) and tourism services provider, the Company serves a global client base by delivering expert event management and seamless, one-stop travel solutions. Guided by an experienced management team and supported by partnerships across the tourism and hospitality industries in the Middle East, Europe, Africa, and the Americas, the Company executes large-scale events for clients from diverse sectors. Additionally, the Company manages bespoke travel experiences, providing a one-stop guided tour service that streamlines travel across the UAE and its neighboring countries, as well as to other global destinations.

For more information, please visit https://ir.ambitions.ae.

Forward-Looking Statements

This press release contains statements that may constitute “forward-looking” statements which are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements relating to the expected trading of the Company’s securities and the closing of the Offering. These forward-looking statements can be identified by terminology such as “will,” “would,” “may,” “expects,” “anticipates,” “aims,” “future,” “continues,” “could,” “should,” “target,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar expressions. Statements that are not historical facts, including statements about the Company’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: uncertainties related to market conditions, the satisfaction of customary closing conditions related to the initial public offering, the completion of the initial public offering on the anticipated terms, or at all, and other factors discussed in the “Risk Factors” section of the preliminary prospectus that forms a part of the effective registration statement filed with the U.S. Securities and Exchange Commission.

For investor and media inquiries, please contact:

AMBITIONS ENTERPRISE MANAGEMENT CO. L.L.C

Investor Relations

Email: Ambitions@thepiacentegroup.com

Piacente Financial Communications

Brandi Piacente

Tel: +1-212-481-2050

Email: Ambitions@thepiacentegroup.com

Jenny Cai

Tel: +86-10-6508-0677

Email: Ambitions@thepiacentegroup.com